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03012329

FEB 28 2003 207 SECTION D.C.

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SEC FILE NUMBER
8- 51960

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Ceridian Broker Dealer, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3201 34th Street South
(No. and Street)

St. Petersburg (City) Florida (State) 33711 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas G. Pinou (212) 356-0509
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Millward & Co. CPAs
(Name — if individual, state last, first, middle name)

2745 W. Cypress Creek Road (Address) Ft. Lauderdale (City) FL (State) 33309 (Zip Code)

CHECK ONE:
- X Certified Public Accountant
- Public Accountant
- Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/12

OATH OR AFFIRMATION

I, Jeffrey J. Chase, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ceridian Broker Dealer, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

______

______

______

Signature

President

Title

Notary Public

WILLIAM J. RITTENHOUSE NOTARY PUBLIC EXPIRES GEORGIA January 11, 2005 FORSYTH COUNTY

This report** contains (check all applicable boxes):

- (a) Facing page.
- (b) Statement of Financial Condition.
- (c) Statement of Income (Loss).
- (d) Statement of Changes in Financial Condition.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (g) Computation of Net Capital
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CERIDIAN BROKER DEALER, INC.
(Formerly Millenium Enterprise Group, Ltd.)

FINANCIAL STATEMENTS

For the Year Ended December 31, 2002

MILLWARD & CO. CPAs

CERIDIAN BROKER DEALER, INC.
(Formerly Millenium Enterprise Group, Ltd.)

FINANCIAL STATEMENTS

For the Year Ended December 31, 2002

CONTENTS

MILLWARD & CO. CPAs

To the Board of Directors
Ceridian Broker Dealer, Inc.
(Formerly Millenium Enterprise Group, Ltd.)
St. Petersburg, Florida

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL CONTROL STRUCTURE

In planning and performing our audit of the financial statements and supplemental schedules of Ceridian Broker Dealer, Inc. (Formerly Millenium Enterprise Group, Ltd.) (the Company) for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

2745 W. Cypress Creek Road, Ft. Lauderdale, FL 33309-1757
(954) 974-0193 / WATS Line 1-800-685-2271 • FAX (954) 974-2534

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of directors, management, the SEC, NASD and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Millward & Co

Millward & Co. CPA's
Fort Lauderdale, Florida
February 14, 2003

MILLWARD & CO. CPAs

To the Board of Directors
Ceridian Broker Dealer, Inc.
(Formerly Millenium Enterprise Group, Ltd.)
St. Petersburg, Florida

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statement of financial condition of Ceridian Broker Dealer, Inc. (Formerly Millenium Enterprise Group, Ltd.), (the Company) as of December 31, 2002, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Ceridian Broker Dealer, Inc. (Formerly Millenium Enterprise Group, Ltd.) at December 31, 2002, and the results of their operations, changes in stockholder's equity and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I is present for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Millward & Co

Millward & Co. CPAs
Fort Lauderdale, Florida
February 14, 2003

2745 W. Cypress Creek Road, Ft. Lauderdale, FL 33309-1757
(954) 974-0193 / WATS Line 1-800-685-2271 • FAX (954) 974-2534

CERIDIAN BROKER DEALER, INC.
(Formerly Millenium Enterprise Group, Ltd.)
STATEMENT OF FINANCIAL CONDITION
December 31, 2002

ASSETS	
Cash and cash equivalents	$ 44,964
Prepaid insurance	8,045
Due from parent	25,582
Total Assets	$ 78,591

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Accrued Expenses	$ 4,000
Total Liabilities	4,000
Stockholders' equity:	
Common Stock, par value $ .01per share; authorized 1,000 shares; issued and outstanding 100 shares	1
Additional paid in capital	125,388
Deficit	(50,798)
Total Stockholders' Equity	74,591
Total Liabilities and Stockholders' Equity	$ 78,591

The accompanying notes are an integral part of these financial statements.

CERIDIAN BROKER DEALER, INC.
(Formerly Millenium Enterprise Group, Ltd.)
STATEMENT OF OPERATIONS
Year Ended December 31, 2002

Revenues:	$ -
Expenses:	43,929
Operating expenses	
	43,929
Loss Before Taxes	(43,929)
Income Tax Benefit	15,180
Net Loss	$ (28,749)

The accompanying notes are an integral part of these financial statements.

CERIDIAN BROKER DEALER, INC.
(Formerly Millenium Enterprise Group, Ltd.)
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
Year Ended December 31, 2002

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Deficit	Total
Balance, January 1, 2002	100	$ 1	$ 29,049	$ (22,049)	$ 7,001
Net loss	-	-	-	(28,749)	(28,749)
Dividends	-	-	(7,142)	-	(7,142)
Additional Contribution	-	-	103,481	-	103,481
Balance, December 31, 2002	100	$ 1	$ 125,388	$ (50,798)	$ 74,591

The accompanying notes are an integral part of these financial statements.

CERIDIAN BROKER DEALER, INC.
(Formerly Millenium Enterprise Group, Ltd.)
STATEMENT OF CASH FLOWS
Year Ended December 31, 2002

Cash flows from operating activities:	
Net loss	$ (28,749)
Adjustments to reconcile net loss to net cash provided by operating activities:	
(Increase) in prepaid insurance	(8,045)
(Increase) in due from parent	(25,581)
Increase in accounts payable and accrued expenses	4,000
Total adjustments	(29,626)
Total cash used in operating activities	(58,375)
Cash flows from financing activities:	
Shareholder contributions	103,480
Dividends	(7,142)
Total cash provided by financing activities	96,338
Net decrease in cash and cash equivalents	37,963
Cash and cash equivalents - Beginning of Period	7,001
Cash and cash equivalents - End of Period	$ 44,964

The accompanying notes are an integral part of these financial statements.

CERIDIAN BROKER DEALER, INC.
(Formerly Millenium Enterprise Group, Ltd.)
NOTES TO FINANCIAL STATEMENTS
Year Ended December 31, 2002

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Ceridian Broker Dealer, Inc. (Formerly Millenium Enterprise Group, Ltd.) (the "Company") was incorporated in Delaware on May 25, 1999. The Company is a fully disclosed, introducing NASD broker-dealer transacting business as a mutual fund retailer and sale of IRC Section 529 Plans – College Savings plans. Its offices are located in St. Petersburg, Florida. On December 21, 2001, the Company was acquired and is 100% owned by a subsidiary of the Ceridian Corporation.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents – The Company considers all unrestricted deposits and highly liquid investments, readily convertible to known amounts, with an original maturity of three months or less to be cash equivalents.

Accounting estimates – The Management of the Company occasionally uses accounting estimates in determining certain revenues and expenses. Estimates are based on subjective as well as objective factors, and as a result, judgment is required to estimate certain amounts at the date of the financial statements.

Statement of cash flows – For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

NOTE 3 – INCOME TAXES

On December 21, 2001, the Company was acquired and is 100% owned by a subsidiary of the Ceridian Corporation. The Company's accounts and operations are included in the consolidated income tax returns filed by the Ceridian Corporation. The Company and its parent have a tax sharing policy whereby the provision for taxes or tax benefit based on the Company's income or loss is due to or from Ceridian Corporation calculated at the net current tax rates (35% at December 31, 20002). For the year ended December 31, 2002, the Company had a loss of $43,930 which resulted in an income tax benefit of $15,180.

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital $40,965 which was $35,965 in excess of its required net capital of $5,000. The Company's net capital ratio was .10 to 1.

CERIDIAN BROKER DEALER, INC.
(Formerly Millenium Enterprise Group, Ltd.)
COMPUTATION AND RECONCILIATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
Year Ended December 31, 2002

NET CAPITAL COMPUTATION:	
Total stockholders' equity qualified for net capital	$ 74,591
Deducts and or charges:	
Total nonallowable assets	(33,626)
Net capital before haircuts	40,965
Haircuts on securities	-
Net capital	40,965
Required minimum capital	5,000
Excess net capital	$ 35,965
AGGREGATE INDEBTEDNESS:	
Aggregated indebtedness as included in Statement of Financial Condition	$ 4,000
Ratio of aggregate indebtedness to net capital	0.10
RECONCILIATION:	
Net capital, per page 10 of the December 31, 2002 unaudited Focus Report, as filed	$ 40,965
Net audit adjustments	-
Net capital, per December 31, 2002 audited report, as filed	$ 40,965